Exhibit 2

DAMSEL PRODUCTIONS, LLC
BALANCE SHEET
As of November 30, 2016
(Unaudited)

Assets		
IP at Cost	$	350,500
Startup Costs		390
Cash		500
Total Assets	$	351,390
Liabilities and Member Equity		
Liabilities	$	0
Member Equity		351,390
Total Liabilities and Member Equity	$	351,390

See accompanying notes to unaudited financial statements.

Exhibit 2

DAMSEL PRODUCTIONS, LLC
STATEMENTS OF INCOME
For the period from August 17, 2016 (Date of Inception) through November 30, 2016
(Unaudited)

Revenues	$	0
Expenses		0
Loss Before Taxes		0
Income Tax Expense		0
Net	$	0

See accompanying notes to unaudited financial statements.

Exhibit 2

DAMSEL PRODUCTIONS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the period from August 17, 2016 (Date of Inception) to November 30, 2016

Beginning Members' Equity	$	0
Contributions		351,390
Distributions		0
Ending Members' Equity	$	
		351,390

See accompanying notes to financial statements.

Exhibit 2

DAMSEL PRODUCTIONS, LLC
STATEMENTS OF CASH FLOWS
For the period from August 17, 2016 (Date of Inception) through November 30, 2016

Cash flows from operating activities	$	0
Cash provided by financing activities		500
Cash - Beginning of period		0
Cash - End of period	$	500

See accompanying condensed notes to interim financial statements.

Exhibit 2

NOTE 1 – Organization, Business and Operations

On August 17, 2016, Damsel Productions, LLC (the "Company") was formed in the State of Delaware for the purpose of developing and marketing the video game "Damsel." The Company's startup costs were $390.

At November 30, 2016, the Company had not yet generated any revenues. All activity from August 17, 2016 (Date of Inception) through November 30, 2016 relates to the Company's formation, video game development and the preparation of its Crowdfunding Offering. The Company selected December 31 as its fiscal year-end.

Pursuant to an Intellectual Property Assignment Agreement by and between the Company and Screwtape Studios, dated as of October 12, 2016, Screwtape assigned to the Company all of the intellectual property rights to the video game "Damsel" (the "IP")

NOTE 2 – IP Valuation

The Damsel IP Valuation has been calculated on a cost basis.

The costs have been broken up by Contractor costs, In kind costs from owners, General expenses including office space, legal and accounting fees and software and licenses that were purchases for the development of Damsel and Trade show expenses.

Contractor daily rate is between AUS $175-$200 a day.

Total contractor Expenses: AUS $142,869.50

In-kind contractor expenses: AUS $126,000

Other Expenses: AUS $83,939

Total: AUS $463,926.50

Total Converted to US: $371,141.20

Due to changes in the Exchange rate the valuation by cost was rounded back to US$350,000.

Exhibit 2

I, Megan Summers, certify that:

(1) the financial statements of Damsel Productions, LLC included in this Form are true and complete in all material respects; and

(2) Damsel Productions LLC, has not been required and has not filed any tax return.

By:

Title: Manager